UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



07084313

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 9, 2007
(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

The disclosure documents set forth below are attached immediately following this page:

1. Press release dated October 19, 2007[1]

2. Letter to shareholders dated November 9, 2007[2]

3. Offer to purchase and circular dated November 9, 2007[2]

4. Letter of transmittal[2]

5. Notice of guaranteed delivery[2]

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(1) Previously furnished on the filing person's Form CB submitted to the Commission on October 22, 2007.
(2) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits set forth below are furnished as part of this form:

Exhibit Number	Description of Document
2.1[1]	The filing person's Annual Information Form for the year ended December 31, 2006 dated March 28, 2007
2.2[1]	The filing person's management information circular dated May 3, 2007 prepared in connection with the annual meeting of shareholders of the filing person held on May 31, 2007
2.3[1]	The filing person's comparative consolidated financial statements and the notes thereto as at December 31, 2006 and 2005 and for each of the years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon, and management's discussion and analysis relating thereto
2.4[1]	The filing person's amended comparative unaudited consolidated financial statements and the notes thereto as at June 30, 2007 and for the six months ended June 30, 2007 and 2006, together with the amended management's discussion and analysis relating thereto
2.5[1]	The filing person's material change report filed January 8, 2007 respecting the results of an independent preliminary feasibility study, including an independent mineral reserve and independent mineral resource estimate, for the Mineral Park mine
2.6[1]	The filing person's material change report filed January 22, 2007, respecting a short form prospectus offering of common shares and note units
2.7[1]	The filing person's material change report filed February 15, 2007, respecting the closing of the short form prospectus offering
2.8[1]	The filing person's material change report filed October 22, 2007, respecting the offer to acquire the common shares of Tyler
2.9[2]	The filing person's comparative unaudited consolidated financial statements and the notes thereto as at September 30, 2007 and for the nine months ended September 30, 2007 and 2006, together with the management's discussion and analysis relating thereto

2.10 Press release dated November 27, 2007

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(1) Previously furnished on the filing person's Form CB (Amendment No. 1) submitted to the Commission on November 9, 2007.

(2) Previously furnished on the filing person's Form CB (Amendment No. 2) submitted to the Commission on November 17, 2007.

Part III. – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 22, 2007.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.



Marc LeBlanc
VP Corporate Development
& Corporate Secretary

November 27, 2007


MERCATOR MINERALS LTD.

Mercator Responds to Tyler Circular

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: November 27, 2007 – Mercator Minerals Ltd. ("Mercator") has reviewed the Directors' Circular filed by Tyler Resources Inc. ("Tyler") in response to the offer by Mercator to purchase all of the shares of Tyler and is hereby responding to comments and clarifying certain information made in Tyler's Directors' Circular. Mercator continues to believe that Mercator has presented a strong offer that represents the best combination of low risk/high return opportunities for Tyler's shareholders.

Mercator's Offer

On November 9, 2007, Mercator mailed an offer to all of Tyler shareholders comprised of 0.113 of a Mercator share per Tyler share (the "Offer"). Based on Mercator's closing share price on the Toronto Stock Exchange as of November 23, 2007, the Offer represents a 46% premium to Tyler shareholders relative to the last closing price of Tyler's shares prior to the Offer. The consideration offered is equivalent to $1.03 per Tyler share (almost identical to the $1.04 closing price of Tyler's shares on the TSX Venture Exchange on November 23, 2007).

Rationale for Approach to Tyler

Mercator's initial, friendly, approach to Tyler was made on the basis that the combination of Tyler's Bahuerachi property and Mercator's current and developing copper-molybdenum production, strong balance sheet and proven development team and represented a much lower risk scenario for Tyler than going it alone, while still giving Tyler shareholders a significant premium and considerable exposure to the upside potential of both sets of assets.

Tyler Rejects Offer

Mercator believes that the outright rejection by Tyler's Management and Board of Mercator's earlier "friendly" offer, without due consideration and without bringing the terms of the offer to the attention of Tyler shareholders, did not serve Tyler shareholders well. Mercator elected to make the Offer public so that Tyler's shareholders are provided the opportunity to make their own decision.

Tyler Recommends Rejection; Mercator Responds to Directors' Circular

The Tyler Directors' Circular, filed November 23, 2007, sets out Tyler's response to the Mercator Offer and recommends Tyler shareholders reject the Mercator Offer. However, there are numerous omissions and short comings in the Tyler Directors' Circular that require clarification, including the points set out below:


MERCATOR MINERALS LTD.

- The Tyler Preliminary Economic Evaluation ("PEA") published November 8, 2007 states that the Bahuerachi project has an internal rate of return ("IRR") of 16.1% and a net present value ("NPV") of US$216 million (after tax) using an 8% discount rate and a long time copper price of US$1.50/ lb. In the Directors' Circular, Tyler uses pre-tax numbers, which is not the norm in the industry and is potentially misleading to Tyler shareholders.

- Tyler's Directors' Circular represents the Bahuerachi resources as 524,509,785 tonnes. However, Tyler's own PEA cut those previously disclosed resources in half, to 238,317,000 tonnes. Further, Tyler's reporting of mineral resources is not compliant with National Instrument 43-101.

- Tyler's Directors' Circular ignores the fact that the PEA forecasts a capital cost of more than US$619 million, approximately five times Tyler's market capitalization of $119 million at November 23, 2007.

- Tyler's Directors' Circular makes reference to two companies to justify possible share price appreciation in the future - Frontera Copper Corp. and Sherwood Copper Corp. Four major differences are worth mentioning:

    1. Frontera and Sherwood have seasoned, experienced management and boards of directors that have financed, developed, constructed and operated mining projects. **None of Tyler's management or Board have ever financed, developed, constructed or operated a mine.**

    2. Prior to feasibility, Frontera as well as Sherwood had tight share structures. Frontera had approximately 41.2 million and Sherwood had approximately 39.0 million fully diluted shares outstanding. Frontera currently has approximately 65.9 million and Sherwood currently has approximately 56.8 million fully diluted shares outstanding. The share dilution from pre-financing to current for Frontera was 60% and for Sherwood was 46%.

    3. The capital costs for both Frontera's and Sherwood's projects were approximately US$100 million, and Mercator's Phase I Expansion approximately US$127 million as compared to the US$619 million capital estimate for the Bahuerachi project. This difference alone makes the comparison invalid and suggests considerable dilution is likely forthcoming to Tyler's shareholders.

    4. In contrast, Tyler has 133.9 million fully diluted shares outstanding and an estimated US$619 million capital expenditure program to be funded.


MERCATOR MINERALS LTD.

- Given the differences set out above, there is a real possibility that Tyler may never be able to fund the Bahuerachi project. Mercator is not aware of any junior Canadian exploration company, with no development and operating experience and a large number of shares already issued, that has been able to complete a project of this scale.

Mercator recommends that Tyler shareholders tender to the Offer for the following reasons:

- **Experience:** Mercator has one of the most experienced mining teams in the industry, each of the senior management having over 20 years of mine finance, development, construction and operations experience. Mike Surratt, Mercator's President, has over 25 years of production experience and was responsible for the construction and operation of the Rabbit Creek gold mine and spent over 10 years with Santa Fe Pacific Gold, and was responsible for financing, development and operation of two other significant Canadian mining companies. Mercator's VP of Engineering was the Chief Operating Officer with Frontera Copper and helped guide their Mexican project (Piedres Verde, located only approximately 100 km from Bahuerachi) through feasibility, financing and construction. Mercator's board members also bring significant mining and construction experience; two are Presidents of successful mining companies - Sherwood Copper Corp. and Kingsgate Gold Ltd.

- **Premium:** By accepting the Mercator Offer, Tyler shareholders will lock in the premium to the value of Tyler shares prior to the Offer. Mercator believes that the Mercator Offer is the only apparent reason that Tyler shares are currently trading over $1.00.

- **Upside:** By accepting the Mercator Offer, Tyler shareholders would have immediate benefit to the upside exposure to Mercator's assets just as Mercator is about to substantially increase copper production and add significant molybdenum production (at a time when molybdenum is trading over US$30 per pound).

- **Reduced Volatility:** By accepting the Mercator Offer, Tyler shareholders would move away from the speculative and highly volatile trading patterns typical of junior explorers on the TSX Venture Exchange and into the steady value expansion and growth of a liquid, Toronto Stock Exchange-listed producer. Tyler's shares are currently more than twice as volatile as Mercator's shares. The presence of hedge funds owning 16% or more of Tyler's shares has introduced a substantial risk of increased volatility of the Tyler shares.

- **Less Dilution:** Tyler has 114 million shares issued and outstanding, 134 million on a fully diluted basis, prior to commencing any substantial development expenditure on the Bahuerachi project. Using Tyler's examples of Sherwood and Frontera, the share


MERCATOR MINERALS LTD.

dilution from pre-financing to current for Frontera was 60% and for Sherwood was 46% for two US$100 million projects. The possibility of dilution for a US$619 million project could be significantly greater compared to these two US$100 million projects. On the other hand, Mercator anticipates that the revenues generated from the expanded Mineral Park operations should be sufficient to develop and construct the Bahuerachi project.

- **No Alternative Transaction:** Tyler has had now over 40 days to pursue an alternative transaction. If, as and when an alternative transaction surfaces, Mercator will respond accordingly.

- **Attainable Conditions:** The Mercator Offer has readily attainable and industry standard conditions.

Tyler shareholders should also consider and be informed that:

- Mercator's initial friendly offer to Tyler was made at a higher ratio because it was to be friendly and allow detailed due diligence by both companies, contain industry standard outs to Mercator benefit and incorporate deal protection aspects such as break fees, "non-compete", "no shop" and other provisions that could have warranted a higher price for a "friendly" deal. By rejecting Mercator's original offer, Tyler's board and management have reduced the consideration Mercator is willing to pay, given the lack of the aforementioned provisions.

- Tyler did not form a Special Committee, nor did they hire financial or legal advisors, to evaluate the initial Mercator offer. That initial offer was turned down without discussion, negotiation or a counter proposal from Tyler. Further, Tyler did not disclose the substantial offer and potentially material event to its shareholders until Mercator announced the Offer publicly.

- Having rejected the initial friendly offer and now the Offer, Tyler's board and management seem determined to resist an offer that clearly presents considerable opportunity for and reduced risk to its shareholders, especially given management's lack of experience required to advance the Bahuerachi project to production over the next several years.

- The risks outlined by Mercator in its Offer and Circular demonstrate Mercator is willing to openly and plainly disclose to all shareholders the inherent business risks.

- The Tyler Directors' Circular discloses a fairness opinion prepared for Tyler by their financial advisors, CIBC World Markets Inc., however, neither the Director's


MERCATOR MINERALS LTD.

Circular or Tyler's news release discloses any of the assumptions made in that fairness opinion.

Conclusion

By **tendering to** and **accepting** the Mercator Offer, Tyler shareholders would become shareholders of a cash generating, growing, copper – molybdenum producer, with approximately 100 million shares fully diluted (33 million fewer than Tyler currently has outstanding on a fully diluted basis without even a pre-feasibility study completed). Moreover, Tyler shareholders would enjoy the benefits of an experienced, seasoned management team, a positive cash flowing mining operation, significant near-term increases to copper and molybdenum production, while retaining exposure to the Bahuerachi project that could be developed and built largely from internal cash flow, with limited additional dilution to the combined entity.

Mercator Minerals Ltd.

Mercator is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit and growing through mergers and acquisitions. The Company has filed a technical report dated December 29, 2006, supporting the expansion of its Mineral Park copper-molybdenum mine into a 25,000 tpd operation (Phase I) and a 50,000 tpd operation (Phase II). At full capacity, expected to be reached mid 2009, the Mineral Park mine average annual production during the first 10 years is forecast to be approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*
Michael L. Surratt,
President

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government


MERCATOR MINERALS LTD.

approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2006 on the SEDAR website at www.sedar.com.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact: Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com

END